As filed with the Securities and Exchange Commission on February 3, 2004


                                                               FILE NO. 70-10100

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                AMENDMENT NO. 14
                             (Twelfth-Post Effective)

                                       TO

                                    FORM U-1

                             APPLICATION-DECLARATION

                                      UNDER

                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                         ------------------------------


                             Allegheny Energy, Inc.
                      Allegheny Energy Supply Company, LLC
                              10435 Downsville Pike
                              Hagerstown, MD 21740

                     --------------------------------------


                             Allegheny Energy, Inc.
                              10435 Downsville Pike
                              Hagerstown, MD 21740


 (Name of top registered holding company parent of each applicant or declarant)

        The Commission is requested to send copies of all notices, orders and communications in connection with this Amendment to:

David B. Hertzog                        Clifford M. Naeve
General Counsel                         William C. Weeden
Allegheny Energy, Inc.                  Paul Silverman
10435 Downsville Pike                   Skadden, Arps, Slate, Meagher & Flom LLP
Hagerstown, MD 21740                    1440 New York Avenue, NW
                                        Washington, D.C. 20005

Applicants hereby amend and restate in its entirety their Amendment No. 12 (Tenth Post-Effective) filed with the Commission on January 27, 2004.

ITEM 1.  Description of Proposed Transaction.

A.       Introduction

                  Allegheny Energy, Inc. ("Allegheny"), a registered holding company, and Allegheny Energy Supply Company, LLC ("AE Supply"),(1) a registered holding company and public utility company subsidiary of Allegheny (collectively "Applicants"), hereby file this Amendment pursuant to sections 6(a), 7, and 12(c) of the Public Utility Holding Company Act of 1935, as amended ("Act"), and Rules 45, 46, and 54 under the Act, requesting that, to the extent described below, the Commission release jurisdiction it reserved on February 21, 2003 in Holding Co. Act Release No. 27652 (the "Capitalization Order") over the authority of Applicants to issue securities. The release of jurisdiction sought in this Amendment is necessary to allow the Applicants to engage in routine financing through December 31, 2004.

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1        In Holding Co. Act Release No. 27101 (Nov. 12, 1999) the Commission
         authorized the formation of AE Supply. AE Supply filed a notification of registration with the Commission on Form U5A on October 9, 2002. AE Supply is a public utility company within the meaning of the Act, but is not subject to state regulation.


                  Specifically, Applicants collectively seek a release of jurisdiction over a total of $1.6 billion in short- and long-term debt securities and $350 million in common stock previously approved by the Commission but that currently is subject to a reservation of jurisdiction pursuant to the Capitalization Order. As explained below, Applicants will use the proposed new debt securities to repay current credit facilities and engage in transactions related to that end. The new common stock would be used to pay down debt at Allegheny and/or AE Supply.

B.       Current Status of Applicants' Financing Authority

                  Applicants have received authorization to engage in a broad range of financing transactions through December 31, 2005. See Holding Co. Act Release No. 27486 (Dec. 31, 2001) (the "Original Financing Order"), as supplemented by Holding Co. Act Release No. 27521 (April 17, 2002) (the "April Order"), Holding Co. Act Release No. 27579 (October 17, 2002) (the "Supplemental Order", and together with the Original Financing Order and the April Order, the "Financing Order"), and the Capitalization Order. The Financing Order grants, among other things, the following authorizations to Allegheny and its subsidiaries:

         1. Allegheny to issue up to $1 billion in equity securities at any time outstanding;

         2. Allegheny and/or AE Supply, in the aggregate, to issue and sell to non-associated third parties up to $4 billion in short-term debt at any time outstanding and up to $4 billion in unsecured long-term debt at any time outstanding, provided that total debt and equity authority under (1) and (2) shall not exceed $4 billion at any time outstanding;(2)

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2        The Original Financing Order reserves jurisdiction over the issuance of secured long-term debt under the $4 billion cap. Under the Financing Order, the Capitalization Order, and the Trust Preferred Securities Order, as defined below, Allegheny currently has $557 million of unsecured debt outstanding and AE Supply currently has $1.677 billion of secured debt and $131 million of unsecured debt outstanding
         (assuming all AE Supply letters of credit were converted into debt). Allegheny has not issued any equity securities to date under the authorization of the Financing Order.


         3. Allegheny and/or its subsidiaries to enter into guarantees, obtain letters of credit, extend credit, enter into guarantee-type expense agreements or otherwise provide credit support with respect to the obligations of an associate company (collectively, "Guarantees"), in the aggregate amount not to exceed $3 billion any time outstanding;

         4. Allegheny to exceed the Rule 53 aggregate investment limitation and to utilize a portion of the proceeds of the equity issuances, short-term debt, long-term debt and Guarantees in any combination to increase its "aggregate investment" (as defined in Rule 53(a)) up to $2 billion in exempt wholesale generators ("EWGs") and foreign utility companies ("FUCOs") under the Act;

         5. Allegheny and the Other Subsidiaries (as defined below) to form one or more direct or indirect special purpose financing subsidiaries that will, among other things, issue debt and/or equity securities and loan the proceeds thereof to Allegheny, AE Supply, and the Other Subsidiaries as described therein; and

         6. Allegheny, AE Supply and the subsidiaries of Allegheny (other than the Operating Companies, as hereinafter defined), whether now existing or hereafter created or acquired, to engage in intra-system financings up to $4 billion.(3)

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3        The Financing Order also authorized companies in the Allegheny system to enter into, perform, purchase and sell financial instruments intended to manage the volatility of interest rates and currency exchange rates, and the Other Subsidiaries to pay dividends out of capital and unearned surplus.


                  The Financing Order established a number of financing parameters that are conditions to the financing transactions authorized in that order and that are applicable through December 31, 2003. These include a requirement that Allegheny maintain, on a consolidated basis, common equity of 30 percent of total capitalization and that AE Supply individually maintain common equity of 30 percent of total capitalization. In the Capitalization Order, the Commission modified the financing parameters as follows (the "Revised Financing Conditions"):

         (i) the common equity of Allegheny, on a consolidated basis, will not fall below 28 percent of its total capitalization; and the common equity of AE Supply, on a consolidated basis, will not fall below 20 percent of its total capitalization;

         (ii) the effective cost of capital on any security issued by Allegheny or AE Supply will not exceed competitive market rates available at the time of issuance for securities having the same or reasonably similar terms and conditions issued by similar companies of reasonably comparable credit quality; provided that in no event will (1) the interest rate on any debt securities issued pursuant to a bank credit facility exceed the greater of (i) 900 basis points over the comparable term London Interbank Offered Rate(4) or (ii) the sum of 9 percent plus the prime rate as announced by a nationally recognized money center bank and (2) the interest rate on any debt securities issued to any other financial investor exceed the sum of 12 percent plus the prime rate as announced by a nationally recognized money center bank; and

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4        It should be noted, however, that the interest rate applicable after the occurrence of a default may be increased by an additional increment, typically 200 basis points.


         (iii) the underwriting fees, commissions and other similar remuneration paid in connection with the non-competitive issuance of any security issued by Allegheny or AE Supply will not exceed the greater of (A) five percent of the principal or total amount of the securities being issued or (B) issuances expenses that are paid at the time in respect of the issuance of securities having the same or reasonably similar terms and conditions issued by similar companies of reasonably comparable credit quality;

         (iv) the respective financing transactions will not be subject to the requirement to maintain either unsecured long-term debt or any commercial paper that may be issued at investment grade level; and

         (v) the Applicants may issue short-term and/or long-term debt under circumstances when the debt, upon issuance is either unrated or is rated below investment grade.

                  In addition, the Capitalization Order authorized AE Supply to pay dividends out of capital and unearned surplus up to $500 million through December 31, 2003 in order to provide Allegheny with necessary liquidity.

                  Applicants committed in their application seeking the Capitalization Order that at any time Allegheny's ratio of common equity to total capitalization is not at least 30 percent, neither Allegheny nor any of its subsidiaries will invest or commit to invest any funds in any new projects which qualify as EWGs or FUCOs under the Act; provided, however, that Allegheny may increase its investment in EWGs as a result of the qualification of existing projects as EWGs, and Allegheny may make additional investments in an existing EWG to the extent necessary to complete any project or desirable to preserve or enhance the value of Allegheny's investment in the EWG.(5) Allegheny requested the Commission to reserve jurisdiction over any additional investment by Allegheny and its subsidiaries in EWGs and FUCOs during the period that Allegheny's common equity ratio is below 30 percent.

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5        The existing EWGs in which Allegheny and its subsidiaries have investments as of the date hereof are as follows: Allegheny Energy Hunlock Creek, LLC, Hunlock Creek Energy Ventures, AE Supply Gleason Generating Facility, LLC, AE Supply Wheatland Generating Facility, LLC, AE Supply Lincoln Generating Facility, LLC, Buchanan Generation, LLC, Acadia Bay Energy Company and Buchanan Generation, LLC.


                  Applicants also committed that at any time Allegheny's ratio of common equity to total capitalization is not at least 30 percent, neither Allegheny nor any of its subsidiaries will invest or commit to invest any funds in any new energy-related company within the meaning of Rule 58 under the Act (a "Rule 58 Company"); provided, however, that Allegheny may increase its investment in an existing Rule 58 Company to the extent necessary to complete any project or desirable to preserve or enhance the value of Allegheny's investment in the company. The commitment also stipulated that notwithstanding the foregoing, Allegheny and/or AE Supply may invest in one or more new Rule 58 Companies which may be created in connection with the restructuring and/or reorganization of the existing energy trading business of AE Supply and its subsidiaries. Allegheny requested that the Commission reserve jurisdiction over any additional investment by Allegheny and its subsidiaries in Rule 58 Companies during the period that Allegheny's common equity ratio is below 30 percent.

                  Finally, the Capitalization Order reserved jurisdiction over
(i) the financing authorizations at a time that the common equity ratio levels of Allegheny and AE Supply were below 28 percent and 20 percent, respectively, and (ii) the issuance of debt securities at an interest rate in excess of the modified interest rates. On July 17, 2003, as amended on July 23, 2003, Applicants submitted an amendment in this file seeking a release of jurisdiction over the issuance by Allegheny of up to $325 million of convertible trust preferred securities ("Trust Preferred Securities Application"). On July 23, 2003, the Commission issued an order granting that request ("Trust Preferred Securities Order").(6) The Capitalization Order requires the Applicants to file an application with the Commission if they wish to seek relief from the 30 percent common equity requirement after December 31, 2003 and to extend the Revised Financing Conditions. Applicants filed an amendment seeking an extension on November 14, 2003, and further amended that filing on December 22, 2003. On December 22, 2003, the Commission issued an order that, among other things, extends the Revised Financing Conditions through April 30, 2004. However, because the common equity of Allegheny and AE Supply currently remains below 28 and 20 percent, respectively, both companies need a release of jurisdiction over existing financing authority before they can issue securities under that authority. The purpose of this Amendment is to obtain such a release with respect to the securities described below.

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6        Allegheny Energy, Inc., Holding Co. Act Release No. 27701 (July 23,
         2003).


C.       Description of the Applicants

                  AE Supply is the principal electric generating company for the Allegheny system. During 1999 and 2000, in response to deregulation legislation in Maryland, West Virginia, Virginia, and Pennsylvania, two of Allegheny's regulated electric public utility companies, West Penn Power Company ("West Penn"), and The Potomac Edison Company ("Potomac Edison") transferred generating assets which totaled approximately 6,600 MW to AE Supply. In 2001, Monongahela Power Company ("Monongahela Power," which also has a regulated natural gas utility division as a result of its purchase of West Virginia Power) transferred generating assets, totaling 352 MW associated with its Ohio Customers, to AE Supply. Pursuant to contracts, AE Supply provides power to West Penn, Potomac Edison and Monongahela Power to serve their customers in Pennsylvania, Maryland, Virginia and Ohio and to serve the retail load of Potomac Edison in West Virginia. These contracts represent a significant portion of the normal capacity of AE Supply's fleet of transferred generating assets and a substantial majority of the requirements of West Penn and Potomac Edison. As a result, AE Supply's core business has been to provide power to Allegheny Power to serve its native load.

                  Allegheny is a diversified energy company, headquartered in Hagerstown, Maryland. In addition to West Penn, Monongahela Power, and Potomac Edison, Allegheny owns a regulated public utility natural gas company, Mountaineer Gas Company, which is a wholly owned subsidiary of Monongahela Power (all collectively d/b/a "Allegheny Power" and collectively, West Penn, Monongahela Power, Potomac Edison and Mountaineer Gas Company are referred to in this Amendment as the "Operating Companies").

                  Allegheny Power delivers electric energy to approximately 1.6 million customers in parts of Maryland, Ohio, Pennsylvania, Virginia, and West Virginia and natural gas to approximately 230,000 customers in West Virginia. West Penn is subject to the regulation of the Pennsylvania Public Utility Commission (the Pennsylvania Commission); Monongahela Power is subject to the regulation of both the West Virginia Public Service Commission (the "West Virginia Commission") and the Public Utilities Commission of Ohio (the "Ohio Commission"); Monongahela Power's subsidiary, Mountaineer Gas Company, is subject to the regulation of the West Virginia Commission; and Potomac Edison is subject to the regulation of the Maryland Public Service Commission, the West Virginia Commission and the Virginia State Corporation Commission. Allegheny also has two direct subsidiaries that are not subject to state regulation - Allegheny Ventures, Inc. ("Allegheny Ventures") and AE Supply.

                  Allegheny Ventures, a non-utility subsidiary of Allegheny, invests in and develops energy-related projects through its wholly owned subsidiary Allegheny Energy Solutions. Additionally, Allegheny Ventures invests in and develops telecommunications projects through Allegheny Communications Connect, Inc., an exempt telecommunications company under the Act.

D.       Background Information

                  In the Trust Preferred Securities Application, Applicants described in considerable detail the facts and circumstances surrounding the financial difficulties in which they currently find themselves. In subsequent applications and amendments Applicants have recounted their continuing progress in implementing their plans for a return to financial health and compliance with the Commission's capitalization requirements for registered holding companies. Applicants propose not to repeat that background information in this Amendment and refer the Commission to those prior applications for details on these developments. As described in this Amendment, they continue to make significant progress toward the resolution of their financial difficulties.

                  In February 2003, Allegheny had $330 million in debt and a letter of credit outstanding under two separate credit facilities. It has reduced this amount to approximately $262 million as of December 31, 2003. AE Supply has at this time $76 million in either escrow or pledged accounts that will be used to repay credit facilities. AE Supply has recently repaid $64.4 million in pollution control notes and $250 million of credit facility debt, Monongahela Power has repaid $19.1 million in pollution control notes, in the course of 2003 West Penn repaid $76 million of its stranded cost secuitization debt, Mountaineer Gas recently repaid $3.3 million of its notes, and Allegheny Generating Company, a subsidiary company of AE Supply and Monongahela Power has repaid $50 million in debentures. On July 25, 2003, Allegheny issued, pursuant to authority granted in the Trust Preferred Securities Order, $300 million in convertible trust preferred securities.

E.       Financing Request

                  In February 2003, Allegheny and AE Supply restructured approximately $2.4 billion of debt, including about $2.0 billion of bank debt. As conditions to that restructuring, Applicants agreed to many restrictions and to take certain actions, including discontinuing construction projects, redirecting the energy trading business, paying amounts owed to trading counterparties, and repaying the restructured bank debt according to a schedule over slightly more than 2 years. Applicants have fulfilled all of these obligations according to schedule, including a $250 million bank debt repayment in December 2003, which was paid slightly two weeks before the due date. The proposed refinancing discussed in this Amendment will complete the repayment of all of the bank debt restructured in February 2003, more than a year ahead of schedule. In addition, Applicants have filed 2002 and 2003 financial statements with the Commission that were delayed due to a comprehensive accounting review. All of this was done while significantly increasing Applicants' liquidity.

                  As a result of this progress, the existing debt instruments of the Applicants are trading much closer to par, and in some cases well above par, in the bank and capital markets. That, together with generally lower interest rates, allows Applicants and their financial advisors to pursue the proposed refinancing transactions with confidence that they will result in significantly lower overall interest costs, improving credit worthiness. In addition, the improved liquidity and progress over the last year will allow Applicants to obtain generally less restrictive covenants (esp., more lenient amortization terms).

                  Applicants collectively seek a release of jurisdiction over a total of $1.6 billion in short- and long-term debt securities, and debt securities convertible to equity and up to $350 million of Allegheny common equity securities approved in the Original Financing Order but that currently is subject to a reservation of jurisdiction pursuant to the Capitalization Order.(7) Applicants commit that the debt (including any convertible securities) issued as a result of the authority requested herein will not exceed $1.6 billion or increase the amount of debt that currently is outstanding for Allegheny and AE Supply.(8)

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7        Any debt securities convertible to equity would be issued by Allegheny only and would be issued utilizing a newly formed Capital Corp (as defined in the Original Financing Order). The Commission previously authorized a similar use of a Capital Corp through a release of jurisdiction in the Trust Preferred Securities Order. Applicants request a similar authorization for Allegheny to form a new Capital Corp to issue debt securities convertible into equity.

8 See Exhibit J, which sets forth the pro forma long-term debt maturity schedule of Allegheny and its subsidiaries.


                  Specifically, Allegheny seeks authority to issue up to $450 million in short- or long-term, or any combination thereof, unsecured debt, including authority to obtain up to $200 million of letter of credit capacity, and securities convertible into Allegheny common stock.(9) At no time will the combination of debt, letters of credit and convertible securities issued under this authority exceed $450 million. The credit facilities established under the requested authority could include a revolving bank facility which would allow Allegheny to reduce its debt while still preserving liquidity capacity. Allegheny will use the funds raised through these issuances to repay what remains of the $262 million it has outstanding as of December 31, 2003 under an existing credit facility and for other corporate purposes, which would include the repayment of AE Supply debt or the issuance of letters of credit for Allegheny or its subsidiaries as described below.

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9        See Exhibit I for a description of potential financing options for
         Allegheny.


                  AE Supply seeks authority to issue up to $1.3 billion of long- or short-term debt, secured or unsecured, or any combination thereof, including authority to obtain up to $300 million of letter of credit capacity.(10) At no time will the combination of debt and letters of credit issued under this authority exceed $1.3 billion. The credit facilities established under the requested authority could include a revolving bank facility which would allow AE Supply to reduce its debt while still preserving liquidity capacity. AE Supply expects to use funds raised under this authority, together with cash from other Allegheny sources, to repay what remains of three existing credit facilities, having a combined capacity totaling $1.428 billion at the end of 2003.

10       See Exhibit I for a description of potential financing options for AE
         Supply.


                  Although their individual requests in combination equal a greater amount, in no event will Applicants issue debt securities pursuant to the release of jurisdiction sought in this Amendment in an aggregate amount that is greater than $1.6 billion. The apparent discrepancy is accounted for by the fact that Applicants seek the flexibility to issue $150 million of the total $1.6 billion at either Allegheny or AE Supply depending on which course proves to be most favorable at the time. If Allegheny issues this amount, AE Supply will issue no more than $1.15 billion in debt securities, and if AE Supply issues it, Allegheny will issue no more than $300 million, ensuring that the total will not exceed $1.6 billion.

                  Finally, Allegheny seeks authority to issue up to $350 million in common stock to the public through underwriters, who will acquire that stock for their own account and may resell the shares from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The common stock may be offered to the public either through an underwriting syndicate (which may be represented by a managing underwriter or underwriters designated by Allegheny) or directly by one or more underwriters acting alone. The offering would be effected pursuant to an underwriting agreement of a type generally standard in the industry, and Allegheny may grant the underwriters a "green shoe" option to purchase additional shares at the same price then offered solely for the purpose of covering over-allotments (provided that the total number of shares offered initially, together with the number of shares issued pursuant to any such option shall not exceed the number of shares authorized for issuance by any order granted under this Amendment).(11) It is also possible that the common stock will be sold by Allegheny through dealers, agents or directly to a limited number of purchasers or a single purchaser. If dealers are utilized in the sale of any of the common stock, Allegheny will sell such common stock to the dealers as principals. Any dealer may then resell such securities to the public at varying prices to be determined by such dealer at the time of resale.

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11       The aggregate amount of the Additional Common Stock for which authorization is sought hereunder also takes into account the permitted increase in the size of the offering that could occur pursuant to Rule 462(b) of the Securities Act of 1933 through an automatically effective amendment to Allegheny's registration statement.


                  The aggregate price of the common stock being sold through any underwriter or dealer shall be calculated based on either the specified selling price to the public or the closing price of the common stock on the day such offering is announced. Public distributions may be pursuant to private negotiation with underwriters, dealers or agents as discussed above or effected through competitive bidding among underwriters. In addition, sales may be made through private placements or other non-public offerings to one or more persons. The sale of the shares of common stock will be at prices and under conditions negotiated or based upon, or otherwise determined by, competitive capital markets. The underwriting fees, commissions or other similar remuneration paid in connection with the issue, sale or distribution of the common stock pursuant to this Amendment (not including any original issue discount) will not exceed five percent of the aggregate principal or total amount of the common stock being issued.

                  Allegheny will use the net proceeds (after deduction of fees, commissions and expenses) of the common stock offering to pay down debt at Allegheny and/or its subsidiaries.

                  From January 2000 through the third quarter of 2003, Monongahela Power, Potomac Edison and West Penn have in aggregate paid approximately 79% of their income before extraordinary charge and cumulative effect of accounting change to Allegheny in dividends. In the first three quarters of 2003 (fourth quarter income figures are not yet available), that value has only been approximately 45%. During 2003, in addition to their funding their capital expenditures and operating expenses, the utilities repaid over $95 million of debt with cash. Monongahela Power, Potomac Edison and West Penn have not been forced to curtail or in any way diminish their services because of the financial difficulties at AE Supply.

F.       Commission Precedent

                  Applicants presented in Trust Preferred Securities Application a detailed interpretation of the Commission's policy of requiring registered holding companies to maintain a common equity ratio of at least 30 percent. That discussion applies equally to the requests made in this Amendment, and Applicants incorporate that analysis here by reference. By way of summary, Applicants note only that the Commission has interpreted its policy flexibly, especially when approving transactions that are part of a program implemented to return a registered holding company to financial health. The authority that Applicants are requesting in this Amendment is necessary to implement their overall program for returning their common equity to a level of at least 30 percent. Approval of the requests made in this Amendment is warranted for the same reasons as those set forth by the Commission in the July 23 Order.

                  Neither the Act nor the Commission's rules under the Act explicitly require registered holding companies to maintain a common equity ratio of at least 30 percent. Rather, this requirement is based on Commission policy developed in the course of administering the Act, in particular in forming judgments on whether securities issuances comply with the requirement of
Section 7(d) of the Act. For example, Section 7(d)(1) requires the Commission to determine whether an issuance of securities is "reasonably adapted to the security structure of the declarant and other companies in the same holding company system. . . ." Judgments of this type obviously raise substantial analytic problems that are not amenable to resolution with scientific precision. For this reason the Commission has sought to establish general standards that can be relied upon to supply an adequate margin of safety against the risk of unanticipated financial difficulties. The 30 percent common equity ratio is one of these standards. The Commission in the past has explained its policy in this connection in some detail.

                  For example, the Commission explained its concerns in 1956 in announcing a study of a proposed statement of policy on capitalization ratios for registered holding company systems. The Commission stated that it attempts to ensure a "balanced capital structure [that] provides a considerable measure of insurance against bankruptcy, enables the utility to raise new money most economically, and avoids the possibility of deterioration in service to consumers if there is a decline in earnings."(12) The Commission noted that "[a]n adequate equity cushion to absorb the vagaries of business conditions is an important attribute of a good security."(13) The Commission has settled on a 30 percent common equity ratio as a reasonable standard for achieving these purposes and has characterized this standard as serving "to maintain conservative capital structures that would tend to produce economies in the cost of new capital."(14)

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12       Announcement of Study by Division of Corporate Regulation of the
         Securities and Exchange Commission Regarding a Proposed Statement of Policy Relative to Capitalization Ratios for Registered Holding Company Systems Subject to the Public Utility Holding Company Act of 1935, Holding Co. Act Release No. 13255 (Sept. 5, 1956) (quoting Tenth Annual Report to Congress for the fiscal year ended June 30, 1944 at 99). The study in question was never completed.

13 Id. (quoting Report for the SEC Subcommittee of the House Committee on Interstate and Foreign Commerce on PUHCA at 27) (Oct. 15, 1951). Early cases that discuss and develop the standard include Eastern Utilities Associates, Holding Co. Act Release No. 11625, 34 S.E.C. 390, 444-445 (Dec. 18, 1952) and Kentucky Power Company, 41 S.E.C. 29, 39 (1961).

14 U.S. Sec. & Exch. Comm'n, Div. of Investment Mgmt., The Regulation of Public-Utility Holding Companies at 42 and n. 8 and accompanying text (June 1995) (citation omitted).


                  On the other hand, the Commission also views its 30 percent common equity as being quite flexible, and it has never sought to implement that standard in a punitive fashion. Rather, the Commission has consistently sought to assist registered holding companies in restoring their capital structures when their common equity happens to drop below 30 percent. For example, in Alabama Power Co., Holding Co. Act Release No. 21711 (Sept. 10, 1980), the Commission authorized the extension of short-term borrowing for Alabama Power Company when its common equity ratio was 28.1 percent. In that order the Commission noted:


                  . . . the proposed financing is directed to curing critical financial problems of Alabama. The suggestion that the financing program be deferred makes no financial or statutory sense.

In this case, Alabama Power Company was experiencing financial problems "largely as a result of prolonged difficulties in securing what it considered sufficient rate relief."

                  In Eastern Utilities Associates, Holding Co. Act Release No. 24879 (May 5, 1989), the Commission issued a supplemental order releasing jurisdiction over various financing transactions requested by Eastern Utilities Associates ("EUA") and its electric utility subsidiary EUA Power Corporation ("EUA Power") in connection with EUA Power's investment in a nuclear-fueled generating plant in Seabrook, New Hampshire, notwithstanding EUA's failure to meet the 30 percent common equity ratio standard.(15) The Commission approved the requests even though the common equity ratio of EUA would drop to approximately 28.9 percent and that of EUA Power would drop to approximately 24 percent. In that connection, the Commission stated that

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15       See Eastern Utilities Associates, Holding Co. Act Releases No. 24245
         (Nov. 21, 1986) and No. 24641 (May 12, 1988) authorizing the acquisition by EUA Power of a joint ownership interest in the Seabrook project and to maintain a capital structure of 80 percent debt and 20 percent equity by EUA Power for the period prior to commercial operation of Seabrook.


                  under appropriate circumstances [it] has applied capitalization ratio standard flexibly where, for example, there was assurance that capitalization ratios would improve over the foreseeable future, and where it was in the public interest and the interest of investors and consumers that a proposed financing should be permitted to go forward.(16)

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16       See e.g., Central Power & Light Co., 27 S.E.C. 185 (1947); Indiana
         Service Corp., 24 S.E.C. 463 (1946); Republic Service Corp., 23 S.E.C. 436 (1946); Alabama Power Co., 22 S.E.C. 267 (1946); Consumer's Power Co., 20 S.E.C. 413 (1945); and Ohio Edison Co., 18 S.E.C. 529 (1945).


                  In reviewing the application, the Commission took into consideration that absent an order permitting the requested financings, EUA Power would forfeit its entire investment in Seabrook and EUA's equity investment in EUA Power would become worthless. Furthermore, the Commission found that the loss of EUA Power's financial support of its share in Seabrook would carry serious adverse consequences for the project as a whole. The Commission chose to focus on actions that could restore the financial well being of the companies in question and concluded that, on balance, EUA Power's issuance of additional notes, and a further investment by EUA in EUA Power's preferred stock, is a prudent course for EUA and EUA Power in light of the continuing progress of the license procedures of the Seabrook project. The Commission also took into consideration that EUA's common equity ratio was expected to be above 30 percent in the foreseeable future.

                  In The Columbia Gas System, Inc., Holding Co. Act Release No. 25363 (Aug. 20, 1991), The Columbia Gas System, Inc. ("Columbia"), a debtor-in-possession under Chapter 11 of the Bankruptcy Code, was authorized to issue and sell short-term secured promissory notes at a time when Columbia's common equity ratio was below 30 percent. The Commission noted that the reduction in Columbia's common equity ratio resulted from a write-off of approximately $1.2 billion of high-cost supply contracts of one of Columbia's subsidiaries. It further noted that the issuance of the notes would result in the reduction of Columbia's common equity ratio to 28.3 percent. In this context, the Commission explained that:

                  As a matter of regulatory policy, the Commission has generally favored a minimum consolidated common equity component of 30 percent. The Commission has recognized that compelling circumstances such as exist in the instant matter may warrant our approval of a consolidated equity capitalization below the customary 30 percent level.

                  In Conectiv, et al., Holding Co. Act Release No. 27111 (Dec. 14, 1999), the Commission lowered Conectiv's minimum consolidated common equity ratio from 30 to 20 percent.(17) Conectiv's need for this modification arose out of circumstances resulting from restructuring legislation in the states in which its utility subsidiaries operated. The Commission noted in its order that it:


------------------
17 In two subsequent orders, the Division of Investment Management granted further financing authority to Conectiv, although Conectiv's common equity ratio remained under 30 percent throughout the year 2002. See Conectiv, Inc., Holding Co. Act Release Nos. 27192 (June 29, 2000) and 27507 (March 22, 2002).


                  has in the past . . . granted exceptions to the 30 percent requirement where there was some special circumstance leading to the inability to maintain this standard, including difficulties expected in connection with industry restructuring, and it was likely that the standard could be met in the near future.

                  In Public Service Company of New Hampshire, Holding Co. Act Release No. 26046 (May 5, 1994), the Commission authorized the extension by Public Service Company of New Hampshire ("PSNH") of a revolving credit agreement entered into in connection with PSNH's reorganization from bankruptcy. PSNH's obligations under the revolving credit agreement would continue to be secured by a second mortgage on certain of PSNH's assets. This authorization was granted at a time when PSNH's first mortgage bonds had recently been downgraded to below investment grade and its common equity to total capitalization was 28.3 percent. The Commission concluded that the applicable provisions of the Act were satisfied and that no adverse findings were necessary.

                  More recently, in Xcel Energy Inc., Holding Co. Act Release No. 27597 (Nov. 7, 2002), the Commission authorized a consolidated common equity ratio of 24 percent for Xcel Energy, Inc. ("Xcel"). Xcel's request was directly related to the impact on its capital structure of the financial difficulties experienced by its energy trading and merchant generation subsidiary, NRG Energy, Inc. In approving Xcel's request, the Commission stated that "[t]he Act itself neither specifically addresses nor mandates particular capitalization structures" and went on to repeat the conclusions set forth in Proposed Capitalization Policy of 1956.(18) The Commission also pointed out that, consistent with the precedent discussed above, the 30 percent common equity standard is a "benchmark rather than an absolute requirement" and that the Commission has "permitted capital structures with less than 30 percent common equity when mitigating circumstances are present, particularly when market conditions are concerned."(19)

------------------
18       Xcel Energy Inc., Holding Co. Act Release No. 27597 (Nov. 7, 2002).

19       Id.


                  Finally, the Commission has applied this precedent to the Applicants themselves in releasing jurisdiction over the issuance of trust preferred securities described in the Trust Preferred Securities Application. The conclusions reached in the Trust Preferred Securities Order, which released jurisdiction over the issuance of those securities, apply a fortiori at this time, given the Applicant's continuing success in improving their financial condition.

                  Applicants therefore respectfully submit that this realistic and flexible approach to the Commission's capitalization standards for registered holding company systems should apply equally in their case. The Applicants have experienced significant financial difficulties arising out of developments connected to the recent rapid transformation of the electric utility industry. They have carefully analyzed their current situation and have made significant efforts to develop a systematic plan for returning to a financial condition that is consistent with the Commission's traditional standards. However, continuation of their current authorizations is essential to continuing their current progress.

                  Although Applicants have experienced tightened liquidity and weak financial performance, they believe that the strength of the underlying assets of AE Supply will provide improved financial performance in the future. Applicants have provided in Exhibit H projections for Allegheny that show its consolidated common equity ratio returning to or near 30 percent by the end of 2005. Allegheny management believes these projections are reasonably achievable through the execution of the business plan contemplated by those projections.

G.       Importance of Continuing Implementation of Financial Recovery Plans

                  Applicants described their current liquidity problem at some length in the Trust Preferred Securities Application. They also noted that their ability to avoid bankruptcy depends in part on receiving from the Commission authorizations to engage in transactions that are part of management's overall plan for returning to financial health and common equity ratios for the Applicants of at least 30 percent. Issuance of the securities described in the Trust Preferred Securities Application has allowed Applicants to make progress in implementing that plan. The Transactions described in this Amendment are essential for continuing that progress and moving from liquidity sources dominated by a banking group to a more typical mix of institutional investors and banks while extending maturities and reducing refinancing risk. This move represents a normal evolution of financing as a company moves away from liquidity problems toward establishing access to the capital markets, including the equity market.

                  As noted in the Trust Preferred Securities Application, while Applicants fully intend to use their best efforts to implement the program for returning to financial health outlined in this Amendment, events that lie outside their control could undermine their plans to stabilize their liquidity position to permit execution of their business plan for recovery.

H.       Reporting Requirements

                  Applicants submit that the filing obligations set forth in the Financing Order and the July 23 Order are sufficient to keep the Commission fully informed about the transactions for which authorization is sought in this Amendment.

ITEM 2.  Fees, Commissions and Expenses

                  The fees, commissions and expenses incurred or to be incurred in connection with this Amendment will be approximately $25,000.

ITEM 3.  Applicable Statutory Provisions

A.       General

                  Sections 6(a), 7, 9, and 12(c) of the Act and Rules 46 and 54 under the Act are considered applicable to the proposed transactions. To the extent that the proposed transactions are considered by the Commission to require authorization, exemption or approval under any section of the Act or the rules and regulations other than those set forth above, request for such authorization, exemption or approval is hereby made.

                  Applicants respectfully submit that the authorization requested by the Applicants in this Amendment is in the best interests of Applicants and appropriate for the protection of investors and consumers. Applicants further submit that the applicable provisions of the Act are satisfied and that no adverse findings are appropriate or necessary.

B.       Rule 54 Analysis

                  Rule 54 promulgated under the Act states that in determining whether to approve the issue or sale of a security by a registered holding company for purposes other than the acquisition of an EWG or a FUCO, or other transactions by such registered holding company or its subsidiaries other than with respect to EWGs or FUCOs, the Commission shall not consider the effect of the capitalization or earnings of any subsidiary which is an EWG or a FUCO upon the registered holding company system if Rules 53(a), (b) or (c) are satisfied.

                  Allegheny does not satisfy the requirements of Rule 53(a)(1). In the Original Financing Order, the Commission authorized Allegheny to invest up to $2 billion in EWGs and FUCOs and found that such an investment would not have either of the adverse effects set forth in Rule 53(c). As of September 30, 2003, Allegheny's "aggregate investment," as defined in Rule 53(a)(l), was approximately $185 million. These investments by Allegheny were made in compliance with the Original Financing Order.

                  As discussed above, Allegheny is no longer in compliance with the Financing Conditions set forth in the Original Financing Order. In the Capitalization Order, Allegheny was authorized to make additional investments in EWGs to the extent necessary to complete any project or desirable to preserve or enhance the value of Allegheny's investment therein or in connection with the qualification of an existing project as an EWG, as long as the Revised Financing Conditions were met. However, as reflected in Allegheny's financial statements, as of September 30, 2003, Allegheny's common equity ratio was below 28 percent. As a result, Allegheny is no longer able to make any investments in EWGs and FUCOs, without further authorization from the Commission.(20)

------------------
20 As of September 30, 2003, Allegheny had a consolidated common equity ratio of 20.9 percent and AE Supply had a consolidated common equity ratio of 15.71 percent.


                  Allegheny currently complies with, and will comply with, the record-keeping requirements of Rule 53(a)(2), the limitation under Rule 53(a)(3) on the use of the Allegheny system's domestic public-utility company personnel to render services to EWGs and FUCOs, and the requirements of Rule 53(a)(4) concerning the submission of copies of certain filings under the Act to retail regulatory commissions.

                  None of the circumstances described in 53(b)(1) have occurred.

                  The circumstances described in Rule 53(b)(2) and Rule 53(b)(3) have occurred.

                  Allegheny respectfully submits that the requirements of Rule 53(c) are met. Through this Amendment, Allegheny requests Commission approval of certain financing transactions as described herein. Allegheny believes that the requested authorization will not have a substantial adverse impact upon the financial integrity of Allegheny and the Operating Companies. As shown by Exhibit H, the proposed transaction will provide the Allegheny system, including AE Supply, with sufficient liquidity to meet its immediate financial needs, including required debt amortization.

                  Moreover, the Operating Companies and their customers will not be adversely impacted by the requested relief. The ratio of common equity to total capitalization of each of the Operating Companies will continue to be maintained at not less than 30 percent.(21) Furthermore, the common equity ratios of the Operating Companies will not be effected by the proposed transactions. In addition, each of the Operating Companies is subject to regulation by state commissions that are able to protect utility customers within their respective states.


------------------
21 The common equity ratios of the Operating Companies as of September 30, 2003 are as follows: West Penn: 48 percent; Potomac Edison: 48 percent; and Monongahela Power: 37 percent.


ITEM 4.  Regulatory Approvals

                  No state or federal commission other than the Commission has jurisdiction with respect to any of the proposed transactions for which authority is sought in this Amendment.

ITEM 5.  Procedure

                  Applicants respectfully request that the Commission issue an order releasing jurisdiction as discussed in this Amendment not later than January 30, 2004.

                  Applicants hereby (i) waive a recommended decision by a hearing officer, (ii) waive a recommended decision by any other responsible officer of the Commission, (iii) consent that the Division of Investment Management may assist in the preparation of the Commission's decision, and (iv) waive a 30-day waiting period between the issuance of the Commission's order and the date on which it is to become effective.

ITEM 6.  Exhibits and Financial Statements

A.       Exhibits

F-1      Form of Preliminary Opinion of Counsel (previously filed)

F-2      Past tense opinion of counsel (to be filed by amendment)

G        Proposed Form of Notice

H Financial Projections for Allegheny Energy, Inc. and Allegheny Energy Supply Company, LLC (previously filed in paper copy; confidential treatment requested pursuant to Rule 104(b), 17 CFR 250-104(b))

I Examples of Potential Refinancing Options (previously filed in paper copy; confidential treatment requested pursuant to Rule 104(b), 17 CFR 250-104(b))

J Pro Forma Long-Term Debt Maturity Schedule (previously filed in paper copy; confidential treatment requested pursuant to Rule 104(b), 17 CFR 250-104(b))

B.       Financial Statements

         1.1 Consolidated Balance Sheet of Allegheny Energy, Inc. as of December 31, 2002 (incorporated by reference to Allegheny's Form 10-K for the fiscal year ended December 31, 2002, File No. 1-267)

         1.2 Consolidated Statement of Income of Allegheny Energy, Inc. for the year ended December 31, 2002 (incorporated by reference to Allegheny's Form 10-K for the fiscal year ended December 31, 2002, File No. 1-267)

         1.3 Consolidated Balance Sheet of Allegheny Energy Supply Company, LLC as of December 31, 2002 (incorporated by reference to AE Supply's Form 10-K for the fiscal year ended December 31, 2002, File No. 333-72498)

         1.4 Consolidated Statement of Income of Allegheny Energy Supply Company, LLC, for the year ended December 31, 2002 (incorporated by reference to AE Supply's Form 10-K for the fiscal year ended December 31, 2002, File No. 333-72498)

         2.1 Consolidated Balance Sheet of Allegheny Energy, Inc. as of March 31, 2003 (incorporated by reference to Allegheny's Form 10-Q for the fiscal quarter ended March 31, 2003, File No. 1-267)

         2.2 Consolidated Statement of Income of Allegheny Energy, Inc. for the fiscal quarter ended March 31, 2002 (incorporated by reference to Allegheny's Form 10-Q for the fiscal quarter ended March 31, 2003, File No. 1-267)

         2.3 Consolidated Balance Sheet of Allegheny Energy Supply Company, LLC as of March 31, 2003 (incorporated by reference to AE Supply's Form 10-Q for the fiscal quarter ended March 31, 2003, File No. 333-72498)

         2.4 Consolidated Statement of Income of Allegheny Energy Supply Company, LLC for the fiscal quarter ended March 31, 2003 (incorporated by reference to AE Supply's Form 10-Q for the fiscal quarter ended March 31, 2003, File No. 333-72498)

         2.5 Consolidated Balance Sheet of Allegheny Energy, Inc. as of June 30, 2003 (incorporated by reference to Allegheny's Form 10-Q for the fiscal quarter ended June 30, 2003, File No. 1-267) (to be filed by amendment)

         2.6 Consolidated Statement of Income of Allegheny Energy, Inc. for the fiscal quarter ended June 30, 2003 (incorporated by reference to Allegheny's Form 10-Q for the fiscal quarter ended June 30, 2003, File No. 1-267)

         2.7 Consolidated Balance Sheet of Allegheny Energy Supply Company, LLC as of June 30, 2003 (incorporated by reference to AE Supply's Form 10-Q for the fiscal quarter ended June 30, 2003, File No. 333-72498)

         2.8 Consolidated Statement of Income of Allegheny Energy Supply Company, LLC for the fiscal quarter ended June 30, 2003 (incorporated by reference to AE Supply's Form 10-Q for the fiscal quarter ended June 30, 2003, File No. 333-72498)

         2.9 Consolidated Balance Sheet of Allegheny Energy, Inc. as of September 30, 2003 (incorporated by reference to Allegheny's Form 10-Q for the fiscal quarter ended September 30, 2003, File No. 1-267)

         2.10 Consolidated Statement of Income of Allegheny Energy, Inc. for the fiscal quarter ended September 30, 2003 (incorporated by reference to Allegheny's Form 10-Q for the fiscal quarter ended September 30, 2003, File No. 1-267)

         2.11 Consolidated Balance Sheet of Allegheny Energy Supply Company, LLC as of September 30, 2003 (incorporated by reference to AE Supply's Form 10-Q for the fiscal quarter ended September 30, 2003, File No. 333-72498)

         2.12 Consolidated Statement of Income of Allegheny Energy Supply Company, LLC for the fiscal quarter ended September 30, 2003 (incorporated by reference to AE Supply's Form 10-Q for the fiscal quarter ended September 30, 2003, File No.
                  333-72498)

ITEM 7.       Information as to Environmental Effects

                  (a) The issuance of an order by the Commission with respect to the proposed transactions will not constitute a major federal action significantly affecting the quality of the human environment.

                  (b) No other federal agency has prepared or is preparing an environmental impact statement with regard to the proposed transactions.



                                    SIGNATURE

                  Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the Applicants have duly caused this Amendment to be signed on its behalf by the undersigned thereunto duly authorized.



Date:    February 3, 2004

                                         Allegheny Energy, Inc.
                                         Allegheny Energy Supply Company, LLC


                                         By:       /s/ Regis F. Binder
                                                  ------------------------------
                                         Title:   Vice President and Treasurer
                                                      of Allegheny Energy, Inc.
                                                  Treasurer of Allegheny Energy
                                                      Supply Company, LLC